THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: [EFFECTIVE DATE]

Amount of Loan: [AMOUNT]

City and State of Lender: [CITY, STATE]

Payment Start Date: 180 days after the Initial Closing

For value received Kojin SF, LLC, a California limited liability company (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

(a) "***Gross Revenues***" means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

(b) "***Initial Closing***" means the date on which the first Note is sold.

(c) "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(d) "***Measurement Period***" means the period of time with respect to which a payment is made.

(e) "***Note***" means this Note. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(f) "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.

(g) "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

(h) "***Repayment Amount***" means amount that is 1.5x the amount of the loan.

(i) "***Termination Date***" means the date on which the Lenders' right to Repayment ends, which shall be on the tenth anniversary of the Initial Closing.

2. Basic Terms.

(a) Group of Revenue Loans. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

(b) When Paid in Full. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

(c) Interest Rate. The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. Payments.

(a) Semiannual Payments. Beginning on the Payment Start Date, Borrower shall make semiannual (twice a year) payments to the Lender until the Repayment Amount is repaid in full.

(b) Amount of Each Payment. The amount of each payment shall be the greater of:

i. Fifteen percent (15%) of the capital raised in the Offering on an annual basis; or

ii. One percent (1%) of the gross revenue of the Company, assuming a fully subscribed Offering

(c) Timing of Payment. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

(d) Order of Application of Payments. All payments under this Agreement shall be applied first to interest and then to principal.

(e) Place of Payment. All amounts payable hereunder shall be payable at the office of WeFunder, Inc., c/o Lender, unless another place of payment shall be specified in writing by Lender.

(f) Pro Rata Payments. All payments will be made pro rata among all of the Lenders.

4. Buyout Option. The Borrower shall have the option to pay off all of the Loans in their entirety at any time by paying the Lenders a total of one hundred twenty-five percent (125%) of the original capital plus any outstanding but unpaid Payments (the "***Buyout***"). The Borrower shall provide thirty days notice (the "***Buyout Notice***") to the Lenders of its exercise of the option and the total amounts to be distributed to the Lenders. The Borrower shall issue the Buyout payments no later than the date indicated in the Buyout Notice.

5. Buydown Option. The Borrower shall have a one-time option to buy down the total outstanding principal of the Repayment Amount by not more than fifty percent (50%) of the total capital balance by making a single payment of one hundred twenty-five percent (125%) of the principal amount returned (the "***Buydown***"). The Borrower shall provide thirty days' notice (the "***Buydown Notice***") to the Lenders of its exercise of the option and the total amounts to be distributed to the Lenders. The Company shall issue the Buydown payments no later than the date indicated in the Buydown Notice. Following the exercise of the Buydown, the Repayment Amount shall be reduced proportionally by the amount paid down against the principal balance.

6. Characterization of Investment. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

7. Sharing of Payments. If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to WeFunder to be shared ratably with the other investors.

8. Company Representations

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) Compliance. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) Approvals. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. Investor Representations

(a) Authorization. The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) Accredited Investor. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) Purchase Entirely for Own Account. This Agreement is made with the Investor in reliance upon such Investor's representation to the Company, which by such Investor's execution of this Agreement, such Investor hereby confirms, that the Note to be acquired by such Investor will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Investor further represents that such Investor does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant

participations to such person or to any third person, with respect to the Note. Such Investor has not been formed for the specific purpose of acquiring the Note.

(d) Knowledge. The Investor is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Note.

(e) Restricted Security. The Investor understands that the Note has not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein. Such Investor understands that the Note is a "restricted security" under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Investor must hold the Note indefinitely unless it is registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Investor acknowledges that the Company has no obligation to register or qualify the Note for resale. Such Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Note, and on requirements relating to the Company which are outside of such Investor's control, and which the Company is under no obligation and may not be able to satisfy.

10. Default. Each of the following events shall be an "***Event of Default***" hereunder:

(a) Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any [corporate/limited liability company] action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata

basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. Amendments. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

14. Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

18. Counterparts. This Agreement may be executed in two or more counter-parts, each of which shall be deemed an original and all of which together shall constitute one instrument.

19. No Stockholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

20. Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

21. Not Effective Until Acceptable by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

22. **Severability**. This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

23. **Entire Agreement**. This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

[Signature page follows.]

BORROWER:

[Kojin LLC]

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

LENDER:

[[INVESTOR NAME]]

By: *Investor Signature*

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited